June 29, 2018

Robert Monster
Chief Executive Officer
Digitaltown, Inc.
2155 112th Ave NE
Bellevue, WA 98004

       Re: Digitaltown, Inc.
           Registration Statement on Form S-1
           Filed June 5, 2018
           File No. 333-225432

Dear Mr. Monster:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Selling Stockholders, page 9

1. Section 10.3 of your Equity Purchase Agreement with Triton Funds LP provides that
       "[n]either this Agreement nor any rights of the Investor or the Company hereunder may be assigned by either party to any other Person." However, here you state that the prospectus
       "covers the resale by the selling stockholders or their respective permitted transferees."
       Please note that our equity line accommodation is unavailable if the investor may transfer its obligations. Accordingly, please revise your disclosure to clarify that your registration statement only covers sales by the selling stockholder and not by any transferees. For guidance, consider Question 139.16 of our Securities Act Sections Compliance and
 Robert Monster
Digitaltown, Inc.
June 29, 2018
Page 2
       Disclosure Interpretations.
Executive Compensation, page 17

2. Please revise the Summary Compensation Table to provide for executive compensation for fiscal year ended February 28, 2018. See Item 402(n) of Regulation
S-K.
Financial Statements, page 21

3. Please file updated financial statements in accordance with Rule 8-08 of Regulation S-X.
Signatures, page 71

4. We note that the signature page does not reflect the persons who are signing in the capacity of principal financial officer and principal accounting officer or controller.
       Please revise. See Signatures Instructions 1 of Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any other questions.



FirstName LastNameRobert Monster                              Division of
Corporation Finance
                                                              Office of
Information Technologies
Comapany NameDigitaltown, Inc.
                                                              and Services
June 29, 2018 Page 2
cc:       James B. Parsons
FirstName LastName